SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of February 2024

Commission File Number: 0-30862

 CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: February 5, 2024	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

Exhibit	Description

Exhibit A –	Ceragon Networks to Announce Fourth Quarter and Full-Year 2023 Financial Results and Host Investor Conference Call on February 20, 2024